  EXHIBIT 99.2

FIRST MINING GOLD CORP.

TERM SHEET
Public Offering of Common Shares

SEPTEMBER 17, 2026

A final base shelf prospectus dated February 23, 2026 (the "base shelf prospectus") containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to such documents are accessible through SEDAR+ at www.sedarplus.ca. Copies of these documents may be obtained without charge from: (i) Haywood Securities Inc. at 200 Burrard Street, Suite 700, Vancouver, British Columbia V6C 3L6, Attention: Equity Capital Markets, or by telephone at (604) 697-7126 or by email at ecm@haywood.com, (ii) ATB Cormark Capital Markets at 200 Bay Street, Suite 1800, Toronto, Ontario M5J 2J2, Attention: Equity Capital Markets, or by telephone at (416) 943-6701 or by email at ecm@atb.ca, or (iii) National Bank Financial Inc. at 130 King Street West, Suite 800, Toronto, Ontario M5X 1J9, Attention: Equity Capital Markets, or by telephone at (416) 869-8414 or by email at NBF-Syndication@bnc.ca.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment to the foregoing and any applicable prospectus supplement, including the documents incorporated by reference therein, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any securities laws of any state of the United States and may not be offered or sold within the United States unless registered under the 1933 Act and any applicable securities laws of any state of the United States or an exemption from such registration requirements is available. This document does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States.

ISSUER:	First Mining Gold Corp. ("**First Mining**" or the "**Company**").
PROSPECTUS OFFERING:	"Bought deal" public offering (the "**Offering**") of Common Shares (as hereinafter defined) of the Company.
OFFERING:	59,530,000 Common Shares (the "**Common Shares**") in the capital of the Company.
ISSUE PRICE:	$0.84 per Common Share (the "**Issue Price**").
AMOUNT:	Aggregate gross proceeds of $50,005,200.
OVER-ALLOTMENT:	The Company grants the Underwriters (as hereinafter defined) an option, exercisable, in whole or in part by the Co-Lead Underwriters, at any time up to 30 days following the Closing Date, to purchase up to an additional number of Common Shares (the "**Additional Shares**"), at the Issue Price, equal to 15% of the Common Shares sold pursuant to the Offering.
OFFERING TYPE:	Bought deal by way of a prospectus supplement to the Company's short form base shelf prospectus dated February 23, 2026 filed in all provinces and territories of Canada (excluding Quebec), in the United States pursuant to Rule 144A and/or Rule 506 of Regulation D under the United States Securities Act of 1933, as amended (the "**1933 Act**"), and internationally as permitted pursuant to private placement exemptions under local securities laws.
USE OF PROCEEDS:	The net proceeds from the Offering will be used to advance the Company's Springpole and Duparquet gold projects and for working capital and general corporate purposes.
TSX LISTING:	The Company shall obtain the necessary approvals to list the Common Shares on the Toronto Stock Exchange, which listing shall be conditionally approved prior to the Closing Date.
CO-LEAD UNDERWRITERS:	Haywood Securities Inc., ATB Cormark Capital Markets, and National Bank Financial Inc. on behalf of a syndicate of underwriters (the "**Underwriters**")
CLOSING:	On September 24, 2026 or such other date as agreed between the Company and the Underwriters (the "**Closing Date**"), each acting reasonably.
ELIGIBILITY:	The Common Shares are eligible for RRSPs, RRIFs, RESPs, DPSPs, RDSPs, TFSAs and FHSAs in Canada, subject to customary qualifications.

CAPITAL MARKETS HAYWOOD

ATB CORMARK CAPITAL MARKETS

NATIONAL BANK